

April 13, 2015

Richard Costolo
Chief Executive Officer and Director
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

>   **Re: Twitter, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-36164**

Dear Mr. Costolo:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

1.   We note your disclosures relating to Timeline Views, Timeline Views per Monthly Active User (MAU), and Advertising Revenue Per Timeline. We also note on page 46 that going forward you intend to cease presenting timeline views in future filings. Please address the following:

- Please describe the alternative metric(s) you anticipate presenting in future filings to explain trends in user engagement and advertising services revenue. Also, please describe your reasons for choosing such metric(s).

- Please tell us your consideration for presenting advertising services revenue related metrics in terms of both number of advertisers and average revenue per advertiser by each channel and geography. Since you cited these as key drivers of revenue growth during your 4th quarter fiscal 2014 earnings call, the inclusion of these metrics may prove informative to investors if you consider them to be material to investors' understanding of those key factors impacting current and prospective levels of advertising services revenue.

We refer you to Section III.B of SEC Release 33-8350.

Results of Operations

Years Ended December 31, 2014, 2013 and 2012

Revenue

Advertising Services, page 52

2.   We note that you generate substantially all of your advertising revenue by selling Promoted Products. Please tell us what consideration you have given to separately quantifying the revenue you generate from each type of Promoted Product that accounts for a material portion of your revenue for each period presented in your financial statements.

Provision (Benefit) for Income Taxes, page 57

3.   We note from the table on page 95 that your foreign pre-tax losses have increased considerably in 2014 and that the foreign rate differential had a significant impact on your effective tax rate. Please tell us what consideration was given to explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

4.   Also, please explain to us why foreign pre-tax losses increased so significantly in 2014. As part of your response, please tell us about any unusual transactions or new tax planning strategies that contributed to the changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief